UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

THE ADT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00101J106

(CUSIP Number)

Keith Meister Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO: Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 (212) 872-1000 October 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 00101J106	Page 2 of 11 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 10,966,021
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 10,966,021
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,541,021
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.02%
14	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 00101J106	Page 3 of 11 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 10,966,021
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 10,966,021
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,541,021
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.02%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 00101J106	Page 4 of 11 Pages

1	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 575,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 00101J106	Page 5 of 11 Pages

1	Names of Reporting Persons GEORGE SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) c. ☐ d. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 00101J106	Page 6 of 11 Pages

1	Names of Reporting Persons ROBERT SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) e. ☐ f. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 00101J106	Page 7 of 11 Pages

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of The ADT Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1501 Yamato Road, Boca Raton, Florida, 33431.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

(b) Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), George Soros, a U.S. citizen, and Robert Soros, a U.S. citizen (collectively, the “SFM Persons”). This statement relates to Shares held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC. The principal business address of each of the SFM Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. A joint filing agreement of the Corvex Persons and the SFM Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the SFM Persons assume no responsibility for such information. Information contained herein concerning each SFM Person has been provided by each such SFM Person and the Corvex Persons assume no responsibility for such information.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares as follows:

(a) Corvex used working capital of the Corvex Funds to purchase the 1,844,021 Shares reported herein and to acquire the call options and put options referenced in Item 6, each as beneficially owned by the Corvex Persons. The total purchase price for such 1,844,021 Shares was $67,705,810 and the purchase price to acquire such call options and put options was $97,908,533.

CUSIP No. 00101J106	Page 8 of 11 Pages

(b) Quantum Partners used its working capital to purchase the 108,600 Shares reported herein as beneficially owned by the SFM Persons. The total purchase price for such 108,600 Shares was $4,064,039. The remaining 466,400 Shares reported herein as beneficially owned by the SFM Persons were received in connection with the spin-off of the Issuer by Tyco International Ltd. effective as of the close of business on September 28, 2012.

The Reporting Persons may effect purchases of securities through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons acquired the Shares over which it exercises dispositive beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. Certain of the Reporting Persons, specifically the Corvex Persons, have had conversations and meetings with the management of the Issuer to discuss the Issuer's business and strategies and will seek to have additional conversations with one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer's business, strategies and other matters related to the Issuer. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives including, but not limited to, improving capital structure and capital allocation, and general corporate strategies. Attached hereto at Exhibit 6 is a presentation made by Corvex at the “Excellence in Investing: San Francisco” conference on October 24, 2012.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 1,844,021 Shares and 9,122,000 Shares underlying the call options referenced in Item 6, which collectively represent approximately 4.77% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of 10,966,021 Shares and, pursuant to the Voting Agreement attached hereto as Exhibit 5 and described in Item 6 hereof, shared power to vote 11,541,021 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

CUSIP No. 00101J106	Page 9 of 11 Pages

The SFM Persons may be deemed to be the beneficial owner of 575,000 Shares, which represents approximately 0.25% of the Issuer’s outstanding Shares. Each of the SFM Persons may be deemed to have shared power to vote such Shares. SFM LLC may be deemed to have sole power to dispose of such Shares and each of George Soros and Robert Soros may be deemed to have shared power to dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the SFM Persons is 2,419,021 Shares and 9,122,000 Shares underlying the call options referenced in Item 6, which collectively represent approximately 5.02% of the Issuer’s outstanding Shares. The percentages calculated in the immediately foregoing sentence and in the paragraphs above are calculated based on a total of 229,861,164 Shares outstanding as of October 24, 2012 as reported by Bloomberg.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself or the investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. Quantum Partners or affiliated entities are investors in certain Corvex Funds.

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On October 23, 2012, Corvex and SFM LLC entered into a Voting Agreement, which is attached hereto as Exhibit 5. Pursuant to the Voting Agreement, SFM LLC agreed to use its commercially reasonable efforts to vote 575,000 Shares in the manner directed by Corvex through the expiration of the Voting Agreement on March 31, 2014. The Voting Agreement does not restrict SFM LLC from selling or transferring or causing the sale or transfer of any Shares beneficially owned by SFM LLC. To the extent SFM LLC is no longer the beneficial owner of all or a portion of the 575,000 Shares, the Voting Agreement shall cease to apply to such Shares. References to, and descriptions of, the Voting Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Voting Agreement.

CUSIP No. 00101J106	Page 10 of 11 Pages

Corvex purchased in the over the counter market American-style call options referencing an aggregate of 8,372,000 Shares, of which (i) 7,307,000 have an exercise price of $25.00 per Share and expire on September 30, 2013, and (ii) 1,065,000 have an exercise price of $25.00 per Share and expire on October 28, 2013.

Corvex purchased in the open market American-style listed call options referencing 750,000 Shares at an exercise price of $42.00 per Share, all of which expire on January 19, 2013.

Corvex sold in the over the counter market European-style put options referencing an aggregate of 8,372,000 Shares at an exercise price of $25.00 per Share, of which 7,307,000 expire on September 30, 2013 and 1,065,000 expire on October 28, 2013 or, in each case, the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Corvex sold in the open market American-style listed put options referencing an aggregate of 750,000 Shares at an exercise price of $36.00 per Share, all of which expire on January 19, 2013.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Agreement by and among Corvex, Keith Meister, Soros Fund Management LLC, George Soros, and Robert Soros to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2—Transactions in the Shares effected in the past 60 days.

Exhibit 3 – Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.

Exhibit 4 – Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.

Exhibit 5 – Voting Agreement, dated as of October 23, 2012, by and among Soros Fund Management LLC and Corvex Management LP.

Exhibit 6 – Presentation, dated as of October 24, 2012.

CUSIP No. 00101J106	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 24, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: October 24, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

Date: October 24, 2012	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: October 24, 2012	GEORGE SOROS

	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: October 24, 2012	ROBERT SOROS

	By:	/s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact